

October 26, 2017

Bradley Berman, Esq.
Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019

Re: Alaia Market Linked Trust
        Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 6-1
        File Nos. 333-220683 and 811-23095

Dear Mr. Berman:

On September 28, 2017, you filed a registration statement on Form S-6 for Alaia Market Linked Trust (the "Alaia trust"), consisting of a unit investment trust, Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 6-1 (the "trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover

1.   The second bullet point of the cover page states that the trust seeks to provide a percentage total return that "increases on a one-to-one basis with any percentage increase in the value of the SPDR S&P 500 ETF Trust." Please revise this bullet point to clarify that the trust seeks to provide a return that equals the return of the SPDR S&P 500 ETF Trust. Please also make corresponding changes to similar disclosures throughout the prospectus.

Fees and Expenses Table (Page 16)

2.   We note that the information in the Fees and Expenses Table, as well as the Example following the Table, is incomplete. Please provide us with a completed Fees and Expenses Table and Example as soon as possible.

GENERAL COMMENTS

3.   Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

4.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

5.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

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In closing, we remind you that the Alaia trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel